SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2008
or

☐	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from to
Commission file number 000-20557
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

The Andersons, Inc. Retirement Savings Investment Plan

Report of Independent Registered Public Accounting Firm
To the Pension Committee
The Andersons, Inc. Retirement
     Savings Investment Plan
We have audited the accompanying statement of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 19, 2009

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Net Assets Available for Plan Benefits

	December 31
	2008	2007
Assets — Participant-directed investments (Note 2)
Mutual funds:
Spartan U.S. Equity Index Fund	$9,853,712	$17,126,781
Fidelity Magellan Fund	5,137,978	11,579,433
Fidelity Growth and Income Portfolio	—	9,473,745
Fidelity U.S. Bond Index Fund	14,735,509	13,000,118
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	11,364,852	8,816,600
Fidelity Low-priced Stock Fund	5,630,215	10,216,884
Fidelity Contrafund	6,954,703	10,563,030
Harbor International Instl Fund	640,766	—
Janus Enterprise Fund	3,293,980	5,333,323
Davis NY Venture A Fund	5,062,182	—
Fidelity Freedom Income Fund	201,275	376,942
Fidelity Freedom 2000 Fund	459,910	742,095
Fidelity Freedom 2005 Fund	60,420	10,608
Fidelity Freedom 2010 Fund	3,728,023	4,671,428
Fidelity Freedom 2015 Fund	948,339	997,023
Fidelity Freedom 2020 Fund	2,960,853	3,746,561
Fidelity Freedom 2025 Fund	1,020,010	1,170,096
Fidelity Freedom 2030 Fund	1,426,328	1,894,229
Fidelity Freedom 2035 Fund	374,551	330,182
Fidelity Freedom 2040 Fund	522,935	809,844
Fidelity Freedom 2045 Fund	114,551	33,334
Fidelity Freedom 2050 Fund	95,193	25,853
Dodge and Cox Stock Fund	4,175,062	7,914,885
Allianz RCM Technology Instl Fund	1,328,129	2,151,977
First Eagle Overseas Fund	5,272,917	6,788,036
Fidelity Small Cap Stock Fund	830,275	1,328,358
Masters Select International Fund	6,097,850	12,553,716
American Beacon Small Cap Value Fund	960,349	1,297,661
Vanguard Short-Term Investment-Grade Adm	2,629,197	—
Vanguard Short-Term Corporate Fund	—	2,016,172
Common stock of The Andersons, Inc.	4,377,195	10,866,467
Contributions receivable	—	61,885
Loans receivable from plan participants	2,881,946	2,839,902

Net Assets Available for Plan Benefits	$103,139,205	$148,737,168

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2008	2007
Additions
Contributions:
Participants	$5,580,996	$5,128,856
Employer	2,936,798	2,518,358
Transfers from other qualified plans (Note 2)	3,006,063	624,343

Total contributions	11,523,857	8,271,557

Investment income:
Interest and dividends	5,405,536	11,373,741
Net appreciation in fair value of investments during the year (Note 5)	—	844,952

Total additions	16,929,393	20,490,250

Deductions
Payments made to participants	8,996,701	9,621,810
Investment fees	20,332	17,359
Net depreciation in fair value of investments during the year (Note 5)	53,510,323	—

Total deductions	62,527,356	9,639,169

Net (Decrease) Increase	(45,597,963)	10,851,081

Net Assets Available for Plan Benefits — Beginning of year	148,737,168	137,886,087

Net Assets Available for Plan Benefits — End of year	$103,139,205	$148,737,168

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Significant Accounting Policies
The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) are maintained on the accrual basis by The Andersons, Inc. (the “Plan Sponsor”). Plan assets are maintained by Fidelity Management Trust Company (the “Trustee”) and monitored by the pension committee established by the Plan Sponsor.
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Unpaid withdrawals due to terminated participants have not been deducted in determining net assets available for benefits for financial reporting purposes or from total assets in the Plan’s annual return on Form 5500. These amounts totaled $22,013 and $37,642 at December 31, 2008 and 2007, respectively. Benefits are recorded when paid.
Investments are stated at fair value. The fair values of the Plan’s investments in mutual funds are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market prices on the last business day of each plan year. Participant loans are stated at their outstanding balances, which approximates fair value.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the statement of net assets available for plan benefits.
Note 2 — Description of the Plan
The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. and its wholly owned subsidiaries, The Andersons Mower Center, Inc. and Douglass Fertilizer & Chemical, Inc. The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan on the first day of the month after being hired. Part- time employees are eligible to begin deferring money into the Plan upon meeting the one year of service requirement. Employer-matching contributions are to be made only after a participant has one year of service and 1,000 hours of service.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Description of the Plan (Continued)
During the plan year, Douglass Fertilizer & Chemical, Inc. Profit Sharing Plan merged into the Plan. Participant account balances transferred into this plan and included in the transfers from other qualified plans line item shown in the statement of changes in net assets available for plan benefits totaled $2,938,102.
Employee contributions may be made by salary reduction up to 75 percent of annual compensation (in 1.0 percent increments) subject to the maximum annual contribution allowed by law. Effective January 1, 2007, the Plan was amended and restated in its entirety to provide a required minimum employer contribution of 3 percent of a participant’s compensation plus 50 percent of each participant’s deferral contributions in excess of 3 percent, but not in excess of 5 percent of the participant’s compensation deferred, subject to limitations in the Internal Revenue Code. Participants vest ratably over five years in the employer’s matching contributions. Participants are fully vested in their contributions to the Plan.
The Plan may accept rollover contributions from IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers.
The Plan Sponsor may make supplemental contributions to the Plan at its sole discretion. Supplemental contributions were $333,717 and $210,000 for the years ended December 31, 2008 and 2007, respectively.
Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 2008 or 2007.
Each participant directs Fidelity Management Trust Company to invest any or all of his or her account among various investment options, including an option to invest in the common stock of The Andersons, Inc.
No assets of any participant account may be used for the benefit of any other account or participant.
The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination of the Plan, participants become fully vested in their individual accounts.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Description of the Plan (Continued)
Additional information about the plan agreement and limitations on contributions is available from the human resources department of the Plan Sponsor or from designated individuals at the participating employers.
Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus 1 percent.
The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.
Note 3 — Fair Value Measurements
As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.
SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — Fair Value Measurements (Continued)
Disclosures concerning assets measured at fair value are presented below. The Plan has no liabilities measured at fair value.
Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual Funds	$95,880,064	$—	$—	$95,880,064
Common Stock	4,377,195	—	—	4,377,195
Loans Receivable	—	—	2,881,946	2,881,946

Total	$100,257,259	$—	$2,881,946	$103,139,205

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

Loans to
Participants
Balance at December 31, 2007	$2,839,902

Purchases, sales, issuances and settlements — Net	42,044

Balance at December 31, 2008	$2,881,946

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Benefits
A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions, and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance in a lump sum or in monthly installments.
Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Company’s contribution portion of their accounts, plus actual earnings thereon, is based on years of service. Participants vest in Company contributions 20 percent after one year of service and an additional 20 percent after each year of service until they become fully vested after five years of service.
Withdrawals of employer and employee salary reduction contributions and related income thereon during the participant’s employment are prohibited unless the participant can show immediate and extreme financial hardship as determined by the pension committee.
Note 5 — Investments
The Plan’s investments at December 31, 2008 and 2007 are held by the Trustee. The Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated in fair value as follows:

	2008	2007
Net (depreciation) appreciation in fair value:
Mutual funds	$(46,840,867)	$94,973
The Andersons, Inc. common stock	(6,669,456)	749,979

Total	$(53,510,323)	$844,952

Note 6 — Transactions with Parties-in-interest
Fees paid by the Plan Sponsor to parties-in-interest for legal, accounting, and other services rendered to the Plan are based on customary and reasonable rates for such services. In addition, certain investments held by the Plan are invested in securities managed by the Plan’s custodian, Fidelity Investments Institutional Operations Company, Inc., as well as shares of the Company’s common stock.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 7 — Income Tax Status
The Internal Revenue Service ruled on March 31, 2003, applicable for the amendments executed February 19, 2002, that the Plan for The Andersons, Inc. and The Andersons Mower Center, a participating employer, qualifies under Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Internal Revenue Code and ERISA to maintain its tax-exempt status. The Plan’s administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

The Andersons, Inc. Retirement Savings Investment Plan
Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 34-1562374, Plan No. 003
December 31, 2008

Issuer	Identity of Issue	Cost	Fair Value
** Fidelity Investments	Spartan U.S. Equity Index Fund — Mutual fund	*	$9,853,712
** Fidelity Investments	Fidelity Magellan Fund — Mutual fund	*	5,137,978
** Fidelity Investments	Fidelity U.S. Bond Index Fund — Mutual fund	*	14,735,509
** Fidelity Investments	Fidelity Money Market Trust, Retirement Government Money Market Portfolio — Mutual fund	*	11,364,852
** Fidelity Investments	Fidelity Low-priced Stock Fund — Mutual fund	*	5,630,215
** Fidelity Investments	Fidelity Contrafund — Mutual fund	*	6,954,703
** Fidelity Investments	Harbor International Instl Fund — Mutual fund	*	640,766
** Fidelity Investments	Janus Enterprise Fund — Mutual fund	*	3,293,980
** Fidelity Investments	Davis NY Venture A Fund — Mutual fund	*	5,062,182
** Fidelity Investments	Fidelity Freedom Income Fund — Mutual fund	*	201,275
** Fidelity Investments	Fidelity Freedom 2000 Fund — Mutual fund	*	459,910
** Fidelity Investments	Fidelity Freedom 2005 Fund — Mutual fund	*	60,420
** Fidelity Investments	Fidelity Freedom 2010 Fund — Mutual fund	*	3,728,023
** Fidelity Investments	Fidelity Freedom 2015 Fund — Mutual fund	*	948,339
** Fidelity Investments	Fidelity Freedom 2020 Fund — Mutual fund	*	2,960,853
** Fidelity Investments	Fidelity Freedom 2025 Fund — Mutual fund	*	1,020,010
** Fidelity Investments	Fidelity Freedom 2030 Fund — Mutual fund	*	1,426,328
** Fidelity Investments	Fidelity Freedom 2035 Fund — Mutual fund	*	374,551
** Fidelity Investments	Fidelity Freedom 2040 Fund — Mutual fund	*	522,935
** Fidelity Investments	Fidelity Freedom 2045 Fund — Mutual fund	*	114,551
** Fidelity Investments	Fidelity Freedom 2050 Fund — Mutual fund	*	95,193
** Fidelity Investments	Dodge and Cox Stock Fund — Mutual fund	*	4,175,062
** Fidelity Investments	Allianz RCM Technology Instl Fund — Mutual fund	*	1,328,129
** Fidelity Investments	First Eagle Overseas Fund — Mutual fund	*	5,272,917
** Fidelity Investments	Fidelity Small Cap Stock Fund — Mutual fund	*	830,275
** Fidelity Investments	Masters Select International Fund — Mutual fund	*	6,097,850
** Fidelity Investments	American Beacon Small Cap Value Fund — Mutual fund	*	960,349
** Fidelity Investments	Vanguard Short-Term Investment — Grade Adm - Mutual fund	*	2,629,197
** The Andersons, Inc.	The Andersons, Inc. common stock	*	4,377,195
Participants	Loans receivable with interest rates ranging from 5.0 percent to 10.0 percent	—	2,881,946

	Total		$103,139,205

*	Cost information is not required

**	Represents party-in-interest

Schedule 1	Page 1

SIGNATURES
Pursuant to the requirements of the Securities Exchange act of 1934, the plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan
(Name of Plan)
The Andersons, Inc.
(Registrant)

Date: June 25, 2009	By /s/ Michael J. Anderson Michael J. Anderson
President and Chief Executive Officer

Date: June 25, 2009	By /s/ Richard R. George Richard R. George
Vice President, Controller and CIO
(Principal Accounting Officer)

Date: June 25, 2009	By /s/ Gary L. Smith Gary L. Smith
Vice President, Finance and Treasurer
(Principal Financial Officer)